-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------
                                SCHEDULE 14D-9
                              (Amendment No. 26)
                                (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                --------------
                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                     (Name of Person(s) Filing Statement)
                                --------------
                    Common Stock, Par Value $0.50 Per Share
                        (Title of Class of Securities)
                                --------------
                                   969133107
                     (CUSIP Number of Class of Securities)
                                --------------
                              DUANE C. MCDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                      1300 S.W. Fifth Avenue, Suite 3800
                              Portland, OR 97201
                                (503) 227-5581
(Name, Address and Telephone Number of Person authorized to Receive Notice and
          Communication on behalf of the Person(s) Filing Statement)
                                --------------
                                With a copy to:

                             GARY L. SELLERS, ESQ.
                             MARIO A. PONCE, ESQ.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
                                --------------
 [__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



-------------------------------------------------------------------------------

     This Amendment No. 26 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2000 (as amended, the "Schedule 14D-9") by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

     Item 8(i) is hereby amended by adding the following at the end thereof:

     On March 23, 2001, Willamette filed Amendment No. 1 to the Preliminary Proxy Statement originally filed on March 9, 2001 with the Commission in connection with the Company's 2001 annual meeting of shareholders. Amendment No. 1 to the Preliminary Proxy Statement is filed as Exhibit (a)(2)(xiii) hereto.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit (a)(2)(xiii)   Amendment No. 1 to the Preliminary Proxy Statement
                       originally filed on March 9, 2001 in connection with the 2001 annual meeting of shareholders (incorporated by reference to the Preliminary Proxy Statement on Schedule
                       14A filed by the Company on March 23, 2001).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2001          WILLAMETTE INDUSTRIES, INC.

                              By:  /s/ DUANE C. MCDOUGALL
                                   ----------------------
                              Name:  Duane C. McDougall
                              Title: President and Chief Executive Officer

                                 EXHIBIT INDEX


Exhibit
-------

(a)(2)(xiii)           Amendment No. 1 to the Preliminary Proxy Statement
                       originally filed on March 9, 2001 in connection with the 2001 annual meeting of shareholders (incorporated by reference to the Preliminary Proxy Statement on Schedule
                       14A filed by the Company on March 23, 2001).